

December 21, 2023

Gregg S. Hymowitz
Chief Executive Officer
EG Acquisition Corp.
375 Park Avenue, 24th Floor
New York, NY 10152

> **Re: EG Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 24, 2023**
> **File No. 001-40444**
> **Letter filed December 15, 2023**

Dear Gregg S. Hymowitz:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Sean M. Ewen, Esq